OPENING NIGHT ENTERPRISES, LLC

June 19, 2019

Securities and Exchange Commission

Washington, D.C. 20549

To whom it may concern.

We errantly filed our most recent Amendment (7) using the wrong Edgar submission type.

To that end, we request that you kindly withdraw our 1-A/A Amendment 7 filing of June 18, 2019 and accept our new filing of 1-APOS, which we will file immediately.

Thank you for your assistance in our efforts.

Sincerely,

/s/ CHARLES JONES II

_________________________

Charles Jones II

Managing Member and Chief Executive Officer

80 West Sierra Madre Blvd., Suite 141, Sierra Madre, CA 91024 | 626.355.1049